

September 29, 2010

Mark N. Greene
Chief Executive Officer
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402-3232

> **Re:** **Fair Isaac Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed November 24, 2009**
> **File No. 1-11689**

Dear Dr. Greene:

We have reviewed your response to our comment letter dated August 11, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2009

Overview, page 30

1. We note from your response to comment one in our letter dated August 11, 2010 that you intend to enhance your bookings disclosures to give users of your financial statements an increased understanding of how you estimate your bookings calculations and plan to focus your enhanced disclosures on transactions or usage bookings which you believe contain the most subjectivity. We believe you should also provide information about how you estimate the hours expected to be worked under consulting service contracts in calculating bookings for these contracts as it appears that these estimates also contain subjectivity, and we

believe additional information would assist users of your financial statements in assessing these estimates. Please ensure that your disclosures:

- Provide, in reasonable detail, the key factors and assumptions used in preparing your bookings estimates, including information about the key factors used which contain subjectivity;
- Highlight the susceptibility of these key factors and assumptions to variability arising from differences between estimated variable fee components, such as estimated hours to be incurred under consulting and service contracts and estimated customer account and transaction activity for agreements with transactional and/or volume based contracts, versus actual results which may be achieved;
- Explain that economic conditions drive changes between bookings estimates and actual results;
- Clearly disclose, if true, that after making initial bookings estimates, you do not track your original estimates against the actual revenues subsequently achieved;
- Disclose how much of the bookings yield in each quarter is attributable to current quarter upfront license fees, service revenues and transactional and maintenance revenues.

Lastly, please provide us with an example of what your revised disclosures will look like. We may have further comment after reviewing your response.

You may contact Sondra Snyder, Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director